August 18, 2025

Rick Pauls
Chief Executive Officer
DiaMedica Therapeutics Inc.
301 Carlson Parkway, Suite 210
Minneapolis, MN 55305

       Re: DiaMedica Therapeutics Inc.
           Registration Statement on Form S-3
           Filed August 12, 2025
           File No. 333-289542
Dear Rick Pauls:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Matthew W. Mamak, Esq.